SEC FILE NUMBER 333-183661
CUSIP NUMBER G8988C105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tower Group International, Ltd.

Full Name of Registrant

Canopius Holdings Bermuda Limited

Former Name if Applicable

Crown House, 4 Par-La-Ville Road

Address of Principal Executive Office (Street and Number)

Hamilton, HM 08, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 13, 2013, Canopius Holdings Bermuda Limited (“Canopius Bermuda”) and Tower Group, Inc. (“TGI”) consummated the merger transaction (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of July 30, 2012, by and among Canopius Bermuda, Tower Group, Inc. (“TGI”) and certain other parties, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 8, 2012 (as so amended, the “Merger Agreement”). In connection with the Merger, Canopius Bermuda was renamed Tower Group International, Ltd. (which, following the Merger, is referred to herein as the “Company”) and became the ultimate parent company of TGI, with TGI becoming its indirect wholly owned subsidiary.

The accounting and financial resources supporting the filing of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “Annual Report”) are substantially the same as those supporting the multiple other filings that TGI and the Company made with the Securities and Exchange Commission (the “SEC”) in connection with the Merger. Due to the timing of the Merger, the complexities involved in the preparation of associated Merger filings, and the related impact on the Company’s accounting and financial resources, the Company was unable to complete its Annual Report by the prescribed April 1, 2013 due date without unreasonable effort and expense. The Company is continuing to work diligently on the completion of the Annual Report and expects to file it with the SEC on or about April 3, 2013, and, in any event, will file it no later than the fifteenth calendar day following the prescribed due date (i.e., no later than April 16, 2013).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Hitselberger	(212)	655-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes in results of operations from the corresponding period for the last fiscal year are reported in the Company’s consolidated financial statements for the fiscal year ended December 31, 2012, which appear in Tower Group International, Ltd.’s Current Report on Form 8-K dated March 28, 2013.

Tower Group International, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ William E. Hitselberger
William E. Hitselberger
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.